Exhibit 99.1

Celyad reports First Half 2015 financial results and operational progress

Mont-Saint-Guibert, Belgium—Celyad (formerly known as Cardio3 BioSciences, Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell therapies, today announced its consolidated financial results for the six-month period ending 30 June 2015 prepared in accordance with IFRS as endorsed by the European Union. The full interim financial report (regulated information) is available on our website in the Investors section. The Half Year 2015 consolidated financial statements were subject to a limited review by the company’s statutory auditors.

OPERATIONAL HIGHLIGHTS

•	Clinical Developments in Cardiology – C-Cure®

¡	European Medicines Agency (EMA) delivered product-specific pediatric waiver for C-Cure® for the treatment of ischemic heart failure.

¡	Recommendation from the Data Safety Monitoring Board, or DSMB, to not discontinue the CHART-1 Phase III trial for C-Cure® based on its review of unblinded safety and efficacy data from treated and control patients. The DSMB determined that the data did not support discontinuation of the trial on the basis of futility. Furthermore, the DSMB recommended continuation of the trial with no protocol changes.

¡	Completion of patient enrollment and dosing in the CHART-1 clinical trial for C-Cure® conducted in Europe and Israel.

•	Clinical Developments in Oncology

¡	Investment in the immuno-oncology space with the acquisition of the OnCyte CAR T-cell portfolio through our purchase of OnCyte, LLC, a wholly-owned subsidiary of Celdara Medical, LLC.

¡	Infusion and 30 day-safety follow-up of the first patient of the NKG2D Phase I clinical trial conducted in the U.S.

CORPORATE AND FINANCIAL HIGHLIGHTS

•	Corporate

¡	Appointment of Dr. Vincent Brichard, former global head of immuno-oncology at GSK Vaccines, as Vice President Immuno-Oncology to lead the clinical development of Celyad’s oncology asset portfolio.

¡	Change of corporate name and branding to reflect investment and diversification strategy—Cardio3 BioSciences became Celyad on 5 May 2015.

•	Finance

¡	Completion of a €32 million gross proceeds private placement of ordinary shares to institutional investors in the U.S. and Europe.

¡	Completion of a $100 million gross proceeds IPO on the NASDAQ by issuance of American Depositary Shares and ordinary shares to institutional investors in the U.S. and Europe, respectively.

¡	Cash of €124 million as of 30 June 2015.

Dr. Christian Homsy, CEO of Celyad, said: “The first half of 2015 was a significant period for Celyad. It began with the diversification of our business through the acquisition of the OnCyte CAR T-Cell portfolio in January and culminated in the completion of our U.S. IPO in June. We continued to deliver on our development objectives for both C-Cure and NKG2D CAR T-cell and reached important clinical milestones in both programs. We believe the steps we have taken over the last six months well-position Celyad to become a global leader in engineered cell therapies and the funds raised provide the Company with a solid financial foundation for us to continue to advance our vision of changing the outcome of serious disease for patients through the development of best-in-class and first-in-class therapies.”

SELECTED FIRST HALF 2015 FINANCIAL RESULTS

In million euros	H1 2015	H1 2014
Research and Development expenses	11,5	6,5
General and Administration expenses	3,6	2,0
Operating loss	(15,2)	(6,4)
Loss of the period	(15,3)	(6,4)
Loss per share (in €)	(2,10)	(0,99)
Change in net cash and cash equivalent	88,5	16,0
Cash and short term investment	123,8	40,1

A conference call will be held at 2:00pm CET / 8:00am EDT to review the financial results. Christian Homsy, Chief Executive Officer, and Patrick Jeanmart, Chief Financial Officer, will deliver a brief presentation followed by a Q&A session. Participants are asked to call the assigned number approximately five minutes before the conference call begins.

The call can be accessed by dialing the numbers below and quoting conference ID 11186221.

• International:	+44 (0) 1452 555566

• Belgium:	0800 40 864(free)–081 700 061(local)

• France:	0805 632 056(free)–01 76 74 24 28(local)

• United States:	1 866 966 9439(free)–1 631 510 7498(local)

***END***

For more information, please contact:

For Europe : Consilium Strategic Communications Amber Fennell, Chris Gardner, Chris Welsh, and Laura Thornton — T: +44 (0)20 3709 5700 — celyad@consilium-comms.com

For the U.S. : The Ruth Group Lee Roth (Investors), and Kirsten Thomas (Media) —T: +1 646 536 7012 / 7014 — celyad@theruthgroup.com

For France : NewCap Pierre Laurent and Nicolas Mérigeau — T: + 33(0)1 44 71 94 94 — celyad@newcap.fr

Celyad Christian Homsy, CEO and Patrick Jeanmart, Chief Financial Officer : T: +32 (0)10 39 41 00 — investors@celyad.com

To subscribe to Celyad’s newsletter, visit www.celyad.com Follow us on Twitter @CelyadSA

About Celyad

Founded in 2007, and based in Belgium, Celyad is a leader in engineered cell therapy with clinical programs initially targeting indications in cardiology and oncology. Celyad is developing its lead cardiovascular disease product candidate, C-Cure®, for the treatment of ischemic heart failure, and has completed enrollment of a Phase III trial in Europe and Israel. In addition, the Company is developing a novel portfolio of CAR T-cell therapies that utilize human Natural Killer cell receptors for the treatment of numerous blood and solid cancers. Its lead oncology product candidate, NKG2D CAR T-cell, entered a Phase I clinical trial in April 2015.

Celyad’s ordinary shares are listed on Euronext Brussels and Euronext Paris under the ticker symbol CYAD and Celyad’s American Depositary Shares are listed on the NASDAQ Global Market under the ticker symbol CYAD.

To learn more about Celyad, please visit www.celyad.com

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the safety and efficacy of Celyad’s product candidates, the potential clinical and commercial potential of these product candidates and the adequacy of Celyad’s financial resources, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that DSMB’s determination not to discontinue the Phase III clinical trials for C-Cure® on the basis of non-

futility is not a determination as to the likelihood of success and is not a guarantee that the trial will be successful; the risk that safety, bioactivity and efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKG2D CAR T-cell; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, C-Cathez, OnCyte, Celyad, Cardio3 BioSciences and the Cardio3 BioSciences, Celyad, C-Cathez, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.